

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

<u>Via E-mail</u>
Joseph Sierchio
Director and Legal Counsel
Janus Resources, Inc.
430 Park Avenue, Suite 702
New York, New York 10022

      Re: Janus Resources, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 30, 2011
              Response dated February 16, 2012
              File No. 0-30156

Dear Mr. Sierchio:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director